FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number:  001-33869

Star Bulk Carriers Corp.
(Translation of registrant's name into English)

7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the "Company"), dated February 2, 2010, announcing the Company's sale of the Star Beta.  Attached as Exhibit 2 is a copy of the Company's press release dated February 22, 2010, announcing the Company's acquisition of a capesize drybulk vessel.  Attached as Exhibit 3 is a copy of the Company's press release dated February 23, 2010, announcing a cash dividend of $0.05 per outstanding share of the Company's common stock for the three months ending December 31, 2009.

This report on Form 6-K, except for the sections entitled "Akis Tsirigakis, President and CEO of Star Bulk, commented" contained in each of Exhibits 1, 2 and 3, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-153304) that was filed with the U.S. Securities and Exchange Commission ("Commission") with an effective date of November 3, 2008, and the Company's registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 17, 2009.

Exhibit 2 has been revised to correct a typographical error.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Bulk Carriers Corp.
Dated: February 24, 2010	By: /s/ Prokopios Tsirigakis Name: Prokopios Tsirigakis Title: Chief Executive Officer and President

Exhibit 1

STAR BULK ANNOUNCES THE SALE OF THE CAPESIZE VESSEL STAR BETA

ATHENS, GREECE, February 02, 2010 - Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (NASDAQ: SBLK), a global shipping company focusing on transportation of dry bulk cargoes, today announced that the Company has entered into an agreement to sell the Star Beta, a 174,691 dwt  Capesize vessel, built 1993, to a third party for a contracted sale price of $22  million. The company expects to deliver the vessel to the buyers in the second quarter of 2010 upon its redelivery from the current time charter.

Akis Tsirigakis, President and CEO of Star Bulk, commented: "We are pleased having agreed to sell one of our oldest vessels.  We look forward to concentrate on renewing and growing our fleet. Our entire fleet is secured by period contracts and following the sale of the Star Beta, 92% of the fleet operating days for 2010 will be contracted and the fleet average age will be 9.4 years."

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the drybulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of eleven dry bulk carriers with a definitive agreement to sell one of its carriers. The total fleet consists of three Capesize, the largest type of dry bulk vessel and eight modern type Supramax dry bulk vessels, equipped with cranes and fitted with grabs for self-discharging. The average age of the fleet is approximately 10.1 years with a combined cargo carrying capacity of 931,178 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "may," or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4, Annual Reports on Forms 20-F for the years ended December 31, 2007 and 2008, in Registration Statement on Form F-3 filled in September 2008 and its amendments, in Registration Statement on Form F-3 filled in January 2009 and its amendments, and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company :
George Syllantavos
CFO
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com
www.capitallink.com

Exhibit 2

STAR BULK ACQUIRES A CAPESIZE BULK CARRIER TO REPLACE THE RECENTLY SOLD CAPESIZE STAR ALPHA

ATHENS, GREECE, February 22, 2010 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (NASDAQ: SBLK) today announced that it has entered into a definitive agreement to acquire a Capesize bulk carrier of approximately 171,000 dwt, built in 2000 in Japan, for approximately $42.5 million from a third party. The vessel will be financed through a combination of company cash and bank debt.

The vessel, to be renamed the M/V Star Aurora, is currently expected to be delivered charter-free to Star Bulk within October/November 2010. Star Bulk intends to secure period time-charter employment for the vessel prior to its delivery to the Company.

The Company acquired the vessel to replace the Capesize Star Alpha which was sold and delivered to its buyers in the fourth quarter of 2009. This acquisition will bring Star Bulk's fleet to twelve vessels of approximately 1.1 million dwt and an average age of approximately 10.2 years.

Akis Tsirigakis, President and CEO of Star Bulk, commented: "We are pleased to acquire a younger capsize vessel of quality to replace the older one sold. Currently, our fleet is contracted 92% for 2010 and 53% for 2011 operating days, amongst the highest contract coverage. We continue to focus on enhancing shareholder value supported by our strong balance sheet and liquidity."

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of eleven dry bulk carriers with definitive agreements to buy one as well as sell one of them.  The fleet consists of three Capesize, and eight grab-fitted, self-discharging Supramax vessels with an average age of approximately 10.2 years and a combined cargo carrying capacity of 931,178 deadweight tons.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company's management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts :

Company :
George Syllantavos
CFO
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com
www.capitallink.com

Exhibit 3

]

STAR BULK DECLARES DIVIDEND OF $0.05 PER SHARE FOR THE QUARTER ENDING DECEMBER 31, 2009

ATHENS, GREECE, February 23, 2010 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (NASDAQ: SBLK) today announced that its Board of Directors declared a cash dividend of $0.05 per outstanding share of the Company's common stock for the three months ending December 31, 2009. The dividend is payable on or about March 11, 2010 to shareholders of record as of March 8, 2010.

Akis Tsirigakis, President and CEO of Star Bulk, commented: "We are pleased to continue rewarding our investors through the distribution of quarterly dividends. We are particularly pleased to be re-paying debt in an accelerated manner while still maintaining ample liquidity and achieving this in an organic manner through initial planning, set as early as 2007.”

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of eleven dry bulk carriers with definitive agreements to buy one as well as sell one of them.  The fleet consists of three Capesize, and eight grab-fitted, self-discharging Supramax vessels with an average age of approximately 10.2 years and a combined cargo carrying capacity of 931,178 deadweight tons.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company's management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts :

Company :
George Syllantavos
CFO
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com
www.capitallink.com